SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

LOOKSMART, LTD.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
543442503
(CUSIP Number)
October 8, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	543442503	Page	2	of	13

1.	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Mercury Fund VII, Ltd. I.R.S. Identification No. 20-4881368

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5.	SOLE VOTING POWER

NUMBER OF		395,119(1)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		395,119(1)

WITH	8.	SHARED DISPOSITIVE POWER

-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

395,119(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.32%(2)

12.	TYPE OF REPORTING PERSON*

PN
(1) Kevin C. Howe (“Mr. Howe”) exercises voting and disposition power over such shares on behalf of Mercury Management, L.L.C. (“Mercury Management”), the General Partner of Mercury Ventures II, Ltd. (“Mercury Ventures II”), which is the General Partner of Mercury Fund VII, Ltd. (“Mercury VII”).
(2) Assumes a total of 17,035,948 shares of common stock (the “Common Stock”), outstanding based on LookSmart, Ltd.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

CUSIP No.	543442503	Page	3	of	13

1.	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Mercury Fund VIII, Ltd. I.R.S. Identification No. 26-1440289

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5.	SOLE VOTING POWER

NUMBER OF		465,411(1)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		465,411(1)

WITH	8.	SHARED DISPOSITIVE POWER

-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,411(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.73%(2)

12.	TYPE OF REPORTING PERSON*

PN
(1) Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, Ltd. (“Mercury Ventures II”), which is the General Partner of Mercury Fund VIII, Ltd. (“Mercury VIII”).
(2) Assumes a total of 17,035,948 shares of Common Stock outstanding based on LookSmart, Ltd.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

CUSIP No.	543442503	Page	4	of	13

1.	I. R. S. Identification No. of Above Person (entities only) Mercury Ventures II, Ltd. I.R.S. Identification No. 20-4736567

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5.	SOLE VOTING POWER

NUMBER OF		860,530 (1)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		860,530 (1)

WITH	8.	SHARED DISPOSITIVE POWER

-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,530(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.05%(2)

12.	TYPE OF REPORTING PERSON*

PN
(1) Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII and Mercury VIII, the owners of 395,119 and 465,411 shares, respectively.
(2) Assumes a total of 17,035,948 shares of Common Stock outstanding based on LookSmart, Ltd.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

CUSIP No.	543442503	Page	5	of	13

1.	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Mercury Management, L.L.C. I.R.S. Identification No. 75-2796232

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5.	SOLE VOTING POWER

NUMBER OF		860,530(1)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		860,530(1)

WITH	8.	SHARED DISPOSITIVE POWER

-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,530(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.05%(2)

12.	TYPE OF REPORTING PERSON*

OO
(1) Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VII and Mercury VIII. Includes 395,119 shares owned by Mercury VII and 465,411 shares owned by Mercury VIII.
(2) Assumes a total of 17,035,948 shares of Common Stock outstanding based on LookSmart, Ltd.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

CUSIP No.	543442503	Page	6	of	13

1.	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Kevin C. Howe

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		860,530(1)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		860,530(1)

WITH	8.	SHARED DISPOSITIVE POWER

-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,530(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.05%(2)

12.	TYPE OF REPORTING PERSON*

IN
(1) Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VII and Mercury VIII. Includes 395,119 shares owned by Mercury VII and 465,411 shares owned by Mercury VIII.
(2) Assumes a total of 17,035,948 shares of Common Stock outstanding based on LookSmart, Ltd.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.
*SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP No. 543442503	Page 7 of 13
Introduction
     Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, Mercury Fund VII, Ltd. (“Mercury VII”), Mercury Fund VIII, Ltd. (“Mercury VIII”), Mercury Ventures II, Ltd. (“Mercury Ventures II”), Mercury Management, L.L.C. (“Mercury Management”) and Kevin C. Howe (“Mr. Howe”) are making this joint filing on Schedule 13G.

Item 1(a).	Name of Issuer:
 LookSmart, Ltd., a Delaware corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
 625 Second Street, San Francisco, California 94107

Item 2(a).	Name of Person Filing:
 Mercury Fund VII, Ltd.
 Mercury Fund VIII, Ltd.
 Mercury Ventures II, Ltd.
 Mercury Management, L.L.C.
 Kevin C. Howe

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business office of Mercury VII, Mercury VIII, Mercury Ventures II, Mercury Management and Mr. Howe is 501 Park Lake Drive, McKinney, Texas 75070.

Item 2(c).	Citizenship:
 Mercury VII’s place of organization is Texas
 Mercury VIII’s place of organization is Texas
 Mercury Ventures II’s place of organization is Texas
 Mercury Management’s place of organization is Texas
 Mr. Howe is a citizen of the United States

Item 2(d).	Title of Class of Securities:
 Common stock, $0.001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:
 543442503

CUSIP No. 543442503	Page 8 of 13

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
 Not Applicable.

Item 4.	Ownership:
Mercury VII

(a	)	Amount beneficially owned:	395,119(1)

(b	)	Percent of class:	2.32%(2)

(c	)	Number of shares as to which the person has:

		(i) Sole power to vote or direct the vote	395,119(1)

		(ii) Shared power to vote or direct the vote	-0-

		(iii) Sole power to dispose or to direct the disposition of	395,119(1)

		(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII.

(2)	Assumes a total of 17,035,948 shares of Common Stock outstanding based on LookSmart, Ltd.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

CUSIP No. 543442503	Page 9 of 13
Mercury VIII

(a	)	Amount beneficially owned:	465,411(1)

(b	)	Percent of class:	2.73%(2)

(c	)	Number of shares as to which the person has:

		(i) Sole power to vote or direct the vote	465,411(1)

		(ii) Shared power to vote or direct the vote	-0-

		(iii) Sole power to dispose or to direct the disposition of	465,411 (1)

		(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VIII.

(2)	Assumes a total of 17,035,948 shares of Common Stock outstanding based on LookSmart, Ltd.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.
Mercury Ventures II

(a	)	Amount beneficially owned:	860,530(1)

(b	)	Percent of class:	5.05%(2)

(c	)	Number of shares as to which the person has:

		(i) Sole power to vote or direct the vote	860,530(1)

		(ii) Shared power to vote or direct the vote	-0-

		(iii) Sole power to dispose or to direct the disposition of	860,530(1)

		(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII and Mercury VIII, the owners of 395,119 and 465,411 shares, respectively.

(2)	Assumes a total of 17,035,948 shares of Common Stock outstanding based on LookSmart, Ltd.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, of which 2.32% are owned by Mercury VII and 2.73% are owned by Mercury VII.
Mercury Management

(a	)	Amount beneficially owned:	860,530(1)

(b	)	Percent of class:	5.05%(2)

(c	)	Number of shares as to which the person has:

		(i) Sole power to vote or direct the vote	860,530(1)

CUSIP No. 543442503	Page 10 of 13

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	860,530 (1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures and Mercury Ventures II. Mercury Ventures is the General Partner of Mercury VI. Mercury Ventures II is the General Partner of Mercury VII. Includes 395,119 shares owned by Mercury VII and 465,411 shares owned by Mercury VIII.

(2)	Assumes a total of 17,035,948 shares of Common Stock outstanding based on LookSmart, Ltd.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, of which 2.32% are owned by Mercury VII and 2.73% are owned by Mercury VIII.
Mr. Howe

(a	)	Amount beneficially owned:	860,530(1)

(b	)	Percent of class:	5.05%(2)

(c	)	Number of shares as to which the person has:

		(i) Sole power to vote or direct the vote	860,530(1)

		(ii) Shared power to vote or direct the vote	-0-

		(iii) Sole power to dispose or to direct the disposition of	860,530(1)

		(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VII and Mercury VIII. Includes 395,119 shares owned by Mercury VII and 465,411 owned by Mercury VIII.

(2)	Assumes a total of 17,035,948 shares of Common Stock outstanding based on LookSmart, Ltd.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, of which 2.32% are owned by Mercury VII and 2.73% are owned by Mercury VIII.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable

CUSIP No. 543442503	Page 11 of 13

Item 8.	Identification and Classification of Members of the Group:
The following lists each member of the group filing this Schedule 13G pursuant to Rule 13d-1(c):
Mercury Fund VII, Ltd.
Mercury Fund VIII, Ltd.
Mercury Ventures II, Ltd.
Mercury Management, L.L.C.
Kevin C. Howe

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Remainder of Page Intentionally Left Blank]

CUSIP No. 543442503	Page 12 of 13
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2008	MERCURY FUND VII, LTD.
	By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

October 15, 2008	MERCURY FUND VIII, LTD.
	By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

October 15, 2008	MERCURY VENTURES II, LTD.
	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

CUSIP No. 543442503	Page 13 of 13

October 15, 2008	MERCURY MANAGEMENT, L.L.C.

	By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

October 15, 2008		/s/ Kevin C. Howe
Name: Kevin C. Howe